                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                    THE FIRST AMERICAN FINANCIAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   318 522 307
                     --------------------------------------
                                 (CUSIP Number)

                           THOMAS G. BROCKINGTON, ESQ.
                        611 ANTON BOULEVARD, SUITE 1400,
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 641-3466
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JUNE 13, 1996
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    Page  1   of  7  Pages
                         ---     ---

                                   SCHEDULE 13D

CUSIP No. 318 522 307                                    Page   2  of  7 Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Kennedy Enterprises, L.P.

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /x /
                                                                  (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
              PF, OO
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  /   /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
            California

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 734,051
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    734,051
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            734,051
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.3%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
           PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No. 318 522 307                                    Page   3  of  7 Pages
          -----------                                          ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Parker S. Kennedy (General Partner of Kennedy Enterprises, L.P.)

- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /x /
                                                                  (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
              PF, OO
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  /   /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.

- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 734,051
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    734,051
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            734,051
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.3%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
           IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 318 522 307                                                Page 4 of 7


ITEM 1.   SECURITY AND ISSUER.

     The securities that are the subject of this statement consist of Common Stock of The First American Financial Corporation (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

     The First American Financial Corporation
     114 East Fifth Street
     Santa Ana, California 92701

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Kennedy Enterprises, L.P., a California limited partnership. The general partner of Kennedy Enterprises, L.P. is Parker S. Kennedy.

     (b) The business address of Kennedy Enterprises, L.P. and Parker S. Kennedy is:

          114 East Fifth Street
          Santa Ana, California 92701

     (c) (1) The principal business of Kennedy Enterprises, L.P. is to acquire all of the shares of the Issuer owned by the partners of Kennedy Enterprises, L.P. and, by consolidating such shares under the control of the General Partner, to ensure the continuity and voting power of such shares as a block. Kennedy Enterprises, L.P. is not an operating company and it has no subsidiaries.

          (2) The principal occupation of Parker S. Kennedy, the sole general partner of Kennedy Enterprises, L.P., is to act as the President of The First American Financial Corporation and of First American Title Insurance Company. The address of The First American Financial Corporation and First American Title Insurance Company is 114 East Fifth Street, Santa Ana, California 92701.

     (d) Neither Kennedy Enterprises, L.P. nor Parker S. Kennedy has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Kennedy Enterprises, L.P. nor Parker S. Kennedy was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor was or is either of them, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) (1) Kennedy Enterprises, L.P. is a California limited partnership with its principal executive offices at 114 East Fifth Street, Santa Ana, California 92701. Parker S. Kennedy is the sole general partner of Kennedy Enterprises, L.P.

          (2) Parker S. Kennedy is a United States citizen and resident of California.

CUSIP No. 318 522 307                                                Page 5 of 7

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock of the Issuer owned by Kennedy Enterprises, L.P. were contributed to such partnership by the partners in consideration of the issuance to such partners of their partnership interest in Kennedy Enterprises, L.P. None of such shares were acquired by Kennedy Enterprises, L.P. for cash or any other type of consideration, except as described above.

ITEM 4.    PURPOSE OF TRANSACTION.

     The purpose of the acquisition of securities of the Issuer by Kennedy Enterprises, L.P. was to consolidate the shares of the Issuer owned by such partners and by placing such shares into the control of the general partner of Kennedy Enterprises, L.P. to ensure the continuity and voting of such shares as a block. The purpose of the acquisition of such shares by the various partners of Kennedy Enterprises, L.P., prior to their contribution to such partnership, was primarily for investment purposes.

     Neither Kennedy Enterprises, L.P. nor Parker S. Kennedy has any plans or proposals that relate to: (a) the acquisition by any of the reporting parties of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's business or corporate structure,
(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any other material changes to the operation, management, structure or financial condition of the Issuer. Both Kennedy Enterprises, L.P. and Parker S. Kennedy may continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.

ITEM 3.   INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) (1) Kennedy Enterprises, L.P. owns 734,051 shares of common stock of the Issuer, which equals approximately 6.3% of the total 11,650,123 outstanding shares of common stock of the Issuer.

          (2) Parker S. Kennedy, in his capacity as general partner of Kennedy Enterprises, L.P., has the power to control the voting of the shares of Common Stock of the Issuer owned by Kennedy Enterprises, L.P.

     Parker S. Kennedy also owns indirectly, through an employee stock ownership plan trust, an additional 1,651.1 shares of Common Stock of the Issuer. Parker
S. Kennedy has sole voting power, and no dispositive power, with respect to these shares. Kennedy Enterprises, L.P. and

CUSIP No. 318 522 307                                                Page 6 of 7


each partner of such partnership other than Parker S. Kennedy disclaims beneficial ownership of any such additional shares.

          (1) Donald P. Kennedy, a limited partner of Kennedy Enterprises, L.P., also beneficially owns: (i) 1,950.2 shares of Common Stock of the Issuer, indirectly through his interest in an employee stock ownership plan trust, (ii)
257.6 shares of Common Stock of the Issuer, indirectly through his interest in a 401(k) plan trust and (iii) 213,828 shares of Common Stock of the Issuer held of record by organizations which he may be deemed to control. Of these shares, Mr. Kennedy shares dispositive power with respect to 213,828 shares, has sole dispositive power of 257.6 shares, and sole voting power of 2207.8 shares.
Both Kennedy Enterprises, L.P., Parker S. Kennedy and the partners of Kennedy Enterprises, L.P. other than Donald P. Kennedy disclaim beneficial ownership of any of such shares beneficially owned by Donald P. Kennedy, directly or indirectly.

     (a) With respect to all shares of common stock of the Issuer held by either Kennedy Enterprises, L.P. or Parker S. Kennedy as set forth in Item 5(a)(1) above, Parker S. Kennedy has the sole voting power and the sole disposition power.

     (b) Kennedy Enterprises, L.P. acquired 734,051 shares of common stock of the Issuer in connection with the formation of such a partnership, and in exchange for units of limited partnership interest (and, with respect to Parker S. Kennedy, partially in exchange for a general partner's interest) in such partnership.

     (c) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by Kennedy Enterprises, L.P.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither Kennedy Enterprises, L.P. nor Parker S. Kennedy is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except for the Limited Partnership Agreement by which Kennedy Enterprises, L.P. was formed. Under that agreement, the General Partner has all powers of a general partner as provided in the California Uniform Limited Partnership Act, provided that the General Partner is not permitted to cause the partnership to sell, exchange or hypothecate any of its shares of stock of the Issuer without the prior written consent of all of the limited partners.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Neither Kennedy Enterprises, L.P. nor Parker S. Kennedy is a party to any transaction for which any document is required to be attached to this Statement as an exhibit, except for the Agreement of Limited Partnership of Kennedy Enterprises, L.P., a copy of which is attached hereto.

CUSIP No. 318 522 307                                                Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 21, 1996              KENNEDY ENTERPRISES, L.P.


                              By:  /S/ PARKER S. KENNEDY
                                  ---------------------------------------------
                                   Parker S. Kennedy, Sole General Partner


Dated:  June 21, 1996              /S/ PARKER S. KENNEDY
                                  ---------------------------------------------
                                  Parker S. Kennedy, Personally